Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
UNUSUAL SHARE PRICE AND TRADING VOLUME MOVEMENT
This statement is made at the request of The Stock Exchange of Hong Kong Limited.
The board of directors (the ‘‘Board’’) of Brilliance China Automotive Holdings Limited (the ‘‘Company’’) has noted the increase in share price and trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such increase in share price and trading volume.
The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘‘Listing Rules’’), nor is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.
This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.
As at the date of this announcement, the Board comprises four executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 7th January, 2009

*	for identification purposes only

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